[GRAPHIC APPEARS HERE]	1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

Ajay Madan ajay.madan@dechert.com +1 202 261 3443 Direct +1 202 261 3333 Fax

April 28, 2006

VIA EDGAR

Michael L. Kosoff

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	PIMCO Variable Insurance Trust (“Registrant”)

File Nos. 333-37115, 811-08399

Dear Mr. Kosoff:

In an April 3, 2006 telephone conversation with me, you communicated the Securities and Exchange Commission staff’s (the “Staff”) comments on Post-Effective Amendment No. 26 (“PEA 26”) to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”) of PIMCO Variable Insurance Trust (the “Registrant”), as filed on February 15, 2006. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Please note that this letter is intended to supersede in its entirety the previous letter filed with the Securities and Exchange Commission on April 26, 2006, for purposes of responding to the Staff’s comments to PEA 26.

Administrative Class Prospectus

Comment 1: With respect to the All Asset Portfolio, in the table entitled “Annual Portfolio Operating Expenses” on page 7, please confirm whether the amount represented under the column heading “Underlying Fund Expenses” reflects the fee waiver discussed in footnote 2 to the table.

Response: The 0.63% amount under the column heading “Underlying Fund Expenses” reflects estimated underlying fund expenses based upon an allocation of the Portfolio’s assets among the underlying funds and upon the total annual operating expenses of the Institutional Class shares of these underlying funds. This estimate is derived from actual underlying fund expenses incurred during the fiscal year ended December 31, 2005. Effective January 1, 2006, PIMCO agreed to waive its Advisory Fee with respect to the All Asset Portfolio to the extent that the underlying fund expenses attributable to advisory and administrative fees exceed 0.64% of the total assets invested in underlying funds. During the fiscal year ended December 31, 2005, PIMCO

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contractually waived its Advisory Fee to the extent that the underlying fund expenses attributable to advisory and administrative fees exceeded 0.60% of the total assets invested in underlying funds. Since the underlying fund expenses are estimated at 0.63% for fiscal year ending 2006, it is not anticipated that the 0.64% expense cap will be reached and advisory fees will not likely be reduced. In addition, for purposes of clarity, Registrant will remove the disclosure in footnote 2 discussing the underlying fund’s expense cap.

Comment 2: With respect to the All Asset All Authority Portfolio, footnote 3 to the table entitled “Annual Portfolio Operating Expenses” on page 9 discusses a fee waiver. Please confirm whether this fee waiver was in effect for the entire 2005 year. To the extent applicable, this comment also applies to corresponding disclosure for other classes of the All Asset All Authority Portfolio, as found in the Advisor/M Class Prospectus.

Response: The Registrant confirms that fee waivers were in effect for fiscal year 2005 for the All Asset All Authority Portfolio, as currently disclosed in the Administrative Class and Advisor/ M Class Prospectuses.

Comment 3: With respect to the Total Return Portfolio II, in the section entitled “Average Annual Total Returns” on page 44, the definition for the Lehman Brothers Aggregate Bond Index in footnote 1 states that the index “…represents securities that are SEC-registered…” Explain whether the definition is appropriate given that government securities are not registered with the SEC. This comment applies to the corresponding disclosure in the Institutional Class Prospectus.

Response: Comment accepted. The Registrant will remove the term “SEC-registered” from the definition of Lehman Brothers Aggregate Bond Index, where applicable, in the Prospectus. The Registrant will also remove the term, where applicable, from the Institutional Class Prospectus.

Comment 4: With respect to the All Asset Portfolio, the Portfolio’s performance is compared to the Lehman Brothers U.S. TIPS 1-10 Year Index. Please discuss whether this is the appropriate index to use as a benchmark for the Portfolio given the Portfolio’s investment objective and strategy.

Response: As more fully described in the Prospectus, the All Asset Portfolio’s investment objective is maximum real return. This Portfolio seeks to achieve its investment objective by investing under normal circumstances substantially all of its assets in Institutional Class shares of the PIMCO Funds, an affiliated open-end investment company. The Portfolio’s asset allocation sub-adviser attempts to diversify the Portfolio’s assets broadly among the underlying PIMCO Funds.

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As stated in the Prospectus, the Portfolio measures its performance against two benchmarks. The Portfolio’s primary benchmark is the Lehman Brothers U.S. TIPS 1–10 Year Index, which is an unmanaged market index comprised of all U.S. inflation-linked indexed securities with maturities of 1 to 10 years. The Portfolio’s secondary benchmark is created by adding 5% to the annual percentage change in the Consumer Price Index (“CPI”) (specifically, the CPI for all Urban Consumers). The CPI measures inflation as experienced by consumers in their day-to-day living expenses. Specifically, the CPI is a measure of the average change over time in the prices paid by urban consumers for a market basket of consumer goods and services. The CPI is periodically determined by the U.S. Department of Labor, Bureau of Labor Statistics.

Given the Portfolio’s real return investment objective and the asset-allocation investment process, PIMCO believes that the Portfolio is appropriately measured against the change in the CPI, with proper adjustments (i.e. the addition of 5%). PIMCO chose the Lehman Brothers U.S. TIPS 1–10 Year Index as its broad-based securities market index because PIMCO believes that the index captures changes in the CPI.

Comment 5: With respect to the Foreign Bond Portfolio (U.S. Dollar-Hedged), the Portfolio’s performance is compared to the JP Morgan Government Bond Indices Global Ex-U.S. Index Hedged in USD. Please discuss whether this is the appropriate index to use as a benchmark for the Portfolio given the Portfolio’s investment objective and strategy.

Response: As more fully described in the Prospectus, the investment objective of the Foreign Bond Portfolio (U.S. Dollar-Hedged) is maximum total return. The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in fixed income instruments of issuers located outside the United States, representing at least three foreign countries, which may be represented by futures contracts (including related options) with respect to such securities, and options on such securities. Such securities normally are denominated in major foreign currencies. The Portfolio will normally hedge at least 80% of its exposure to foreign currencies. The average duration of the Portfolio normally varies within a three-to seven-year time frame.

The JPMorgan Government Bond Index, which consists of issues from 13 international bond markets, is a widely-used benchmark for measuring performance and quantifying risk across international fixed income bond markets. The Portfolio’s benchmark index, the JPMorgan Government Bond Indices Global Ex-US Index Hedged in USD, is a modified version of the JPMorgan Government Bond Index. As stated in the Prospectus, this index is an unmanaged market index representative of the total return performance in U.S. dollars of major non-U.S. bond markets. Given the Portfolio’s total return investment objective and its non-U.S. fixed income focus, the Registrant believes that this index is appropriate. In addition, this index appropriately reflects the duration parameters of the Portfolio.

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Comment 6: With respect to the Global Bond Portfolio (Unhedged), the Portfolio’s performance is compared to the JP Morgan Government Bond Indices Global FX New York Index Unhedged in USD. Please discuss whether this is the appropriate index to use as a benchmark for the Portfolio given the Portfolio’s investment objective and strategy.

Response: As more fully described in the Prospectus, the investment objective of the Global Bond Portfolio (Unhedged) is maximum total return. The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in fixed income instruments of issuers located in at least three countries (one of which may be the United States), which may be represented by futures contracts (including related options) with respect to such securities, and options on such securities. The Portfolio invests primarily in securities of issuers located in economically developed countries. Securities may be denominated in major foreign currencies, baskets of foreign currencies (such as the euro), or the U.S. dollar. The average duration of the Portfolio normally varies within a three-to seven-year time frame.

The JPMorgan Government Bond Index, which consists of issues from 13 international bond markets (including the U.S.), is a widely-used benchmark for measuring performance and quantifying risk across international fixed income bond markets. The Portfolio’s benchmark index, the JPMorgan Government Bond Indices Global FX New York Index Unhedged in USD, is a modified version of the JPMorgan Government Bond Index. As stated in the Prospectus, this index is an unmanaged market index representative of the total return performance in U.S. dollars on an unhedged basis of major world bond markets. Given the Portfolio’s total return investment objective and its global fixed income focus, the Registrant believes that this index is appropriate. In addition, this index appropriately reflects the duration parameters of the Portfolio. Furthermore, this index uses the closing prices based on the New York foreign exchange rate which appropriately reflects the pricing of the currencies in the Portfolio.

Institutional Class Prospectus

Comment 1: In the section entitled “A Note on Funds of Funds” on Page 53, the first sentence states that the All Asset All Authority Portfolio’s use of a fund of funds structure may lead to an increase in the amount of taxes payable by shareholders. Please confirm whether this is applicable to variable product funds.

Response: Comment accepted. The Registrant will remove language in the Institutional, Administrative and Advisor/M Class Prospectuses stating that the use of a fund of funds structure may lead to an increase in the amount of taxes payable by shareholders.

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Comment 2: Within the table entitled “Description of Underlying Funds” on page 66, the fourth column to that table provides limits with respect to the European StocksPLUS® TR Strategy, Far East (Ex-Japan) StocksPLUS® TR Strategy, International StocksPLUS® TR Strategy and Japanese StocksPLUS® TR Strategy Funds’ holdings of “Non-U.S. Dollar Denominated Securities.” Footnote number 4 to this table provides additional disclosure regarding these funds’ holdings of non-U.S. dollar denominated securities by stating: “Limitation with respect to the Fund’s fixed income investments. The Fund may invest without limit in equity securities denominated in non-U.S. currencies.” Please consider adding disclosure to the table clarifying that the limits provided for these funds only apply to investments in fixed income instruments.

Response: The Registrant believes that inserting additional disclosure language within the table will have the unintended result of convoluting the information being provided to the investor. In keeping with the guidelines set forth within Section C(3)(c)(i) of the General Instructions to Form N-1A, the Registrant has opted to insert additional disclosure text in a footnote, instead of disturbing the format of the table.

Advisor Class / M Class Prospectus

Comment 1: With respect to the All Asset Portfolio, include 2004 annual return information, if applicable, into the bar chart illustrating calendar year total returns.

Response: Part A, Item 2(c)(2)(ii) of Form N-1A states, in part, that if a fund “has annual returns for at least one calendar year, provide a bar chart showing the Fund’s annual total returns for each of the last 10 calendar years…” The All Asset Portfolio commenced operations on April 30, 2004. Since the Portfolio had not completed a full calendar of operation on December 31, 2004, the Registrant has not included return information for calendar year 2004 in the bar chart.

Statement of Additional Information (“SAI”)

Comment 1: Under the section entitled “Foreign Securities” on page 24, please re-phrase the second sentence in the second paragraph for purposes of clarity.

Response: Comment accepted. The Registrant has re-phrased the entire paragraph, consisting of two sentences, to better clarify the disclosure. The paragraph is modified to read as follows:

The Diversified Income and Emerging Markets Bond Portfolios may invest, without limit, in emerging market securities. Each remaining Portfolio, except for the Low Duration and Short-Term Portfolios, may invest up to 10% of its total assets in securities based in emerging market countries. The Low Duration and Short-Term Portfolios may each invest up to 5% of its total assets in such securities.

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Comment 2: Explain why, on page 24 of the SAI, two paragraphs that were included in the previous year’s annual update filing have been removed.

Response: The two paragraphs removed from the SAI discuss the risks of investing in emerging markets. The information provided by these paragraphs is currently presented in each of the Prospectuses in a section entitled “Foreign (Non-U.S.) Securities – Emerging Markets Securities.” These paragraphs were removed from the SAI to reduce unnecessary redundancy and reduce confusion for investors.

Comment 3: In the section entitled “Code of Ethics” on Page 59, clarify the distinction as to whether the codes of ethics permit specific trust and investment adviser personnel that are subject to the codes of ethics to invest in securities purchased or held by the funds, or whether the codes of ethics permit any of the trust or investment adviser’s personnel, acting pursuant to the code of ethics, to invest in securities purchased or held by the funds.

Response: Comment accepted. The Codes of Ethics for the Registrant and the investment adviser, together, cover all officers, directors and employees (together, the “personnel”) of the registrant and the investment adviser. These personnel are allowed to invest in securities, including securities that may be purchased or held by the Portfolios, subject to the codes of ethics of the registrant and the investment adviser.

To provide clarification, the Registrant will re-phrase the disclosure in the section entitled “Code of Ethics” to read:

The Trust and PIMCO each have adopted a Code of Ethics pursuant to the requirements of the 1940 Act. These Codes of Ethics permit personnel, subject to the Codes of Ethics, to invest in securities, including securities that may be purchased or held by the Portfolios.

Comment 4: Explain why, in the section entitled “Net Asset Value”, the first two paragraphs that were included in the previous year’s annual update filing have been removed.

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Response: The two paragraphs removed discuss the method of calculating net asset values for shares of the Portfolios. The information provided by these paragraphs is currently presented in each of the Prospectuses in a section entitled “How Portfolio Shares are Priced.” These paragraphs were removed from the SAI to reduce unnecessary redundancy and reduce confusion for investors. However, the Registrant will insert the following disclosure as the initial paragraph to this section:

Net Asset Value is determined as indicated under “How Fund Shares are Priced” in the Prospectuses. Net asset value will not be determined on the following holidays: New Year’s Day, Martin Luther King, Jr. Day, President’s Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.

* * * * * * *

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 26 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3443 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Very truly yours,

/s/ Ajay Madan
Ajay Madan

cc:	Steve King

Josh Ratner

Exhibit

PIMCO Variable Insurance Trust

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

April 28, 2006

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Variable Insurance Trust (the “Registrant”) (File Nos. 333-37115, 811-08399)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Post Effective Amendment No. 26 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended, as filed on February 15, 2006 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•	comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Registration Statement reviewed by the staff do not preclude the Securities and Exchange Commission (“SEC”) from taking any action with respect to the Registration Statement; and

•	if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Derek B. Newman at (202) 261-3467 or Brendan C. Fox at (202) 261-3381of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Ernest L. Schmider
Ernest L. Schmider
President

cc:	Brendan C. Fox
Derek B. Newman
Ajay Madan
Steve King
Josh Ratner